UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THERON RESOURCE GROUP
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-53845

Wyoming	26-0665325
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

17/F, Amtel Building,
144-148 Des Voeux Road Central,
Hong Kong
(Address of principal executive offices)

Tel: 852-2568 7518
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: June 21, 2016

THERON RESOURCE GROUP
17/F, Amtel Building,
144-148 Des Voeux Road Central,
Hong Kong

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF THERON RESOURCE GROUP.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement, and unless the context otherwise requires, “the Company”, “we,” “our” and “us” refers to Theron Resource Group.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the proposed changes in our board of directors (the “Board”) as a result of the Share Purchase transaction described below. The date of this Information Statement is June 21, 2016.

This Information Statement is being mailed to our stockholders of record as of May 23, 2016 (the “Record Date”). The mailing date of this Information Statement will be on or about June 21, 2016. On the tenth (10th) day after this Information Statement has been distributed to the stockholders or July 1, 2016, the director designee named herein will be appointed to the Board (the “Effective Date”).

At the closing of the Share Purchase described below, there was a change in our Board and executive officers. Ms. Leonora Yung, who serves as our President, Chief Executive Officer, Chief Financial Officer, secretary and sole director, will resign from her executive officer positions effective on the Effective Date. Our sole director then appointed Mr. Yaohsu (Joseph) Wang to serve as our Chief Executive Officer, Chief Financial Officer and Secretary, with such appointment to be effective on the Effective Date. After appointing Mr. Zhaoyu Gu to serve as Chairman of the Board, Ms. Leonora Yung, who serves as the sole director, tendered her resignation, with such appointment and resignation to be effective on the Effective Date.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN CONTROL OF THERON RESOURCE GROUP

On May 23, 2016, Red Point Holdings L.P. (“Red Point”) entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with the Company’s largest shareholder, Horizon Investment Club Limited, who holds 75.9% of the equity capital of the Company (the “Shareholder”). Pursuant to the terms of the Purchase Agreement, the Shareholder transferred to Red Point all of its shares of common stock of the Company, par value $0.001 per share (“Common Stock”), or six million shares of Common Stock (such transaction, the “Share Purchase”). The Share Purchase is scheduled to close on or around the Effective Date.

VOTING SECURITIES

Our authorized capital stock consists of 500,000,000 shares of Common Stock authorized, par value $0.001 per share, of which 7,900,000 shares were outstanding as of the Record Date. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the Record Date, we had a total of 7,900,000 shares of Common Stock issued and outstanding.

The following tables set forth information on the beneficial ownership of our Common Stock as of the Record Date based on the current beneficial ownership of our Common Stock by the individuals who are our executive officers and directors and greater than 5% stockholders before and after the consummation of the Share Purchase. Beneficial ownership is determined according to rules of the SEC governing the determination of beneficial ownership of securities. A person is deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days.

Beneficial Ownership Immediately Before the Share Purchase:

	Amount of
Name and Address of Beneficial Owner	Beneficial Ownership	Percentage of Class
Horizon Investment Club Limited *	6,000,000	75.9%
17/F, Amtel Building, 144-148 Des Voeux	Common Stock
Road, Central, Hong Kong.

* Ms. Leonora Yung, sole director of Horizon Investment Club Limited (“HIC”) has dispositive and voting power over the shares held by HIC.

Beneficial Ownership Immediately After the Share Purchase:

	Amount of
Name and Address of Beneficial Owner	Beneficial Ownership	Percentage of Class
Red Point Holdings L.P.*	6,000,000	75.9%
Floor 4, Willow House, Cricket Square, P0	Common Stock
Box 268, Grand Cayman KY1-1103, Cayman
Islands

* Ms. Yan Yan Yue, sole director of Red Point Holdings L.P. (“Red Point”) has dispositive and voting power over the shares held by Red Point.

CHANGES TO THE BOARD OF DIRECTORS

In connection with the closing of the Share Purchase, there will be a change in our Board and executive officers. Ms. Leonora Yung, who serves as our President, Chief Executive Officer, Chief Financial Officer, Secretary and sole director, will resign from her executive officer positions effective on the Effective Date. Ms. Yung then appointed Mr. Yaohsu (Joseph) Wang to serve as our Chief Executive Officer, Chief Financial Officer and Secretary, with such appointment to be effective on the Effective Date. After appointing Mr. Zhaoyu Gu to serve as Chairman of the Board, Ms. Leonora Yung, who serves as the sole director, tendered her resignation, with such appointment and resignation to be effective on the Effective Date.

Mr. Zhaoyu Gu, who is newly appointed to our Board, was not members of the Board prior to the Share Purchase and did not hold any position with us and had not been involved in any transactions with us or our director, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, Mr. Gu has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Also provided herein are brief descriptions of the business experience of each director and director nominee during the past five years.

Director prior to the Share Purchase

Name	Age	Position(s)
Leonora Yung	65	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director

Leonora Yung

Ms. Yung born in Shanghai (native of Wuxi, Jiangsu Province) in 1950s, is a descendant of a prominent family — Yung’s family. Her father, Mr. Hongren Yung, one of the founders of “Shanghai AJ Corporation”, is the younger brother of Yiren Rong, the former Vice President of the People’s Republic of China.

After receiving the Higher Diploma in Business Administrative in Australia in 1980, Leonora Yung joined the ANZ Bank Group. Born to be an entrepreneur, Leonora served as the Chairman or Executive Director of the Horizon Group and its subsidiaries after establishing Horizon Group in Hong Kong in 1987.

Leonora is keen in investment and infrastructure built-up in China, and has extensive experience and relationship in politics and business operation in China. She had also been the Committee Member of the Chinese People’s Political Consultative Conference, Jiangsu Provence for over 10 years.

Director Appointee

Name	Age	Position
Zhaoyu Gu	27	Chairman of the Board

Zhaoyu Gu, Chairman of the Board Mr. Gu has served as founder and director of Sansheng Technology Co., Ltd. (“Sansheng Technology”) since February 3, 2016. Sansheng is engaged in the research, development and application of technology intelligence, development in the area of computer information technology, technology consultation, development of computer software and network projects. He has served as director of HK Guangfa Technology Limited (“Guangfa Technology”) since December 29, 2014. Guangfa Technology is engaged in the development of technology products, research, development, manufacture and sale of precision machinery, precision instruments. Mr. Gu has financial management and audit experiences, including supervising financial staffs, accountants and auditors, and reviewing financial statements. He holds a bachelor’s degree in Economics from Henan University in China.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We are currently quoted on the OTC Pink tier of the OTC Markets Group, an inter-dealer quotation and trading system, under the symbol “THRO.” The OTC Pink does not have any requirements for establishing any committees. For this reason, we have not established any committees. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

We believe that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by the sole director without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Share Purchase, the Chairman of the Board will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange. Once we engage further directors and officers, we will develop a definition of independence and examine the composition of our Board with regard to this definition.

Directors Attendance at Meetings

During fiscal 2015, the Board took all actions by unanimous written consent without a meeting.

EXECUTIVE OFFICERS

In connection with the Share Purchase, at the closing of the Share Purchase described below, there was a change in our Board and executive officers. Ms. Leonora Yung, who serves as our President, Chief Executive Officer, Chief Financial Officer, secretary and sole director, will resign from her executive officer positions effective on the Effective Date. Ms. Yung then appointed Mr. Yaohsu (Joseph) Wang to serve as our Chief Executive Officer, Chief Financial Officer and Secretary, with such appointment to be effective on the Effective Date. After appointing Mr. Zhaoyu Gu to serve as Chairman of the Board, Ms. Leonora Yung, who serves as the sole director, tendered her resignation, with such appointment and resignation to be effective on the Effective Date. A brief description of the previous business experience of Ms. Leonora Yung is provided above in the Changes to our Board of Directors section of this Schedule.

Our Board appointed the following person to serve as executive officers of the Company in the following capacity:

Name	Age	Position
Yaohsu (Joseph) Wang	37	Chief Executive Officer, Chief Financial Officer and Secretary

Yaohsu (Joseph) Wang, Chief Executive Officer, Chief Financial Officer and Secretary Mr. Wang has more than ten years of business and project management experiences in various industries. He served as the operation manager of Justin RPG (USA) / Ningbo MeiNing MFG (China) from 2005 to 2009, the sales director of Ningbo Xinyou Photovoltaics Industry Co., Ltd from 2009 to 2012, the Business Development Director of Cobow Holding (HK) / Assistant General manager of TMG group (subsidiary of Cobow) from 2012 to 2015, and a member of the overseas investment committee of Yung’s Education Group since 2015. Mr. Wang holds an EMBA degree jointly from Kedge Business School in France and Shanghai Jiaotong University.

Family Relationships

There are no family relationships between any of our director or executive officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2015 all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Currently, our officer and director are serving without compensation. They are reimbursed for any out-of-pocket expenses that they incurs on our behalf. In the future, we may approve payment of salaries for officers and directors, but currently, no such plans have been approved. We also do not currently have any benefits, such as health or life insurance, available to our employees.

Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End

We do not have any equity incentive plans under which to grant awards.

Employment Agreements

At present, we have no employees, other than Ms. Yung, our officer and director. She does not have an employment agreement with us.

Retirement/Resignation Plans

We do not currently have any plans or arrangements in place regarding the payment to any of our executive officers following such person’s retirement or resignation.

Director Compensation

We have not paid our directors fees in the past for attending board meetings. In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. We reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors meetings.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

There were no transactions to which we have, or any of our subsidiaries has been a party, in which the amount involved in the transaction exceeded $120,000 and in which any of our directors or executive officers or holders (or immediate family members of holders) of more than five percent of our capital stock had or will have a direct or indirect material interest.

Stockholder Communications with Directors

Stockholders who want to communicate with our Board or any individual director can write to:

Theron Resource Group.
c/o
17/F, Amtel Building,
144-148 Des Voeux Road Central,
Hong Kong
Attn: Leonora Yung
Telephone: 852 2568 7518
Fax: 852 2568 7211

Your letter should indicate that you are a stockholder of the Company. Depending on the subject matter, management will:

•	Forward the communication to the Director to whom it is addressed;
•	Attempt to handle the inquiry directly; or
•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Director on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

THERON RESOURCE GROUP

By:	/s/ Leonora Yung
Name: Leonora Yung
Title: Chief Executive Officer, President
and Chief Financial Officer
(Principal Executive Officer and Principal Financial Officer)

Dated: June 21, 2016